EXHIBIT A TO FORM U-3A-2


Catalyst Old River Hydroelectric Limited Partnership
December 31, 1997 and 1996 Financial Statements with Report of Independent Auditors


Report of Independent Auditors		1
Balance Sheets		2
Statements of Income		3
Statements of Cash Flows		4
Statements of Partners' Capital		5
Notes to Financial Statements		6


REPORT OF INDEPENDENT AUDITORS

The Partners
Catalyst Old River Hydroelectric Limited Partnership

We have audited the accompanying balance sheets of Catalyst Old River Hydroelectric Limited Partnership (the "Partnership") as of December 31, 1997 and 1996 and the related statements of income, cash flows and partners' capital for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership at December 31, 1997 and 1996, and the results of its operations, its cash flows and its partners' capital for the years then ended in conformity with generally accepted accounting principles.


February 13, 1998


CATALYST OLD RIVER HYDROELECTRIC LIMITED PARTNERSHIP
BALANCE SHEETS
AS OF DECEMBER 31
(In thousands)

				                                            	 	1997	    	1996
ASSETS
Current Assets
	Cash and cash equivalents	                      	$	4,118  $	4,004
	Cash escrowed for current liabilities             	9,352    9,173
	Accounts receivable			                            	1,723	  	6,755
	Prepaid expenses and other current
		assets					                                         338      259
		Total current assets	                          		15,531  	20,191

Plant, property and equipment, net		             	457,862 	469,905
Cash held in escrow including accrued
	interest thereon				                            	 79,630 	 61,395
Deferred financing costs, net				                  25,323 	 26,349
Other noncurrent assets, net				                      600	     600
Accrued levelized revenue			                     	332,691 	273,176
                                                 -------- -------
Total Assets                          							    $911,637 $851,616

LIABILITIES AND PARTNERS' CAPITAL

Current liabilities
	Accrued interest payable	                       	$	8,752   	8,189
	Accounts payable and other current	liabilitie	   		7,519   	5,395
		Total current liabilities	                       16,271   13,584

Finance debt obligation		  		                     740,437  716,217
Accrued levelized royalty expense		                37,541   31,047
Accrued property taxes				                         11,705   10,032
		Total liabilities		                             805,954  770,880

Partners' capital					                            105,683 		80,736
                                                --------- --------
Total liabilities and capital			                $ 911,637 $851,616

See accompanying notes to the financial statements

CATALYST OLD RIVER HYDROELECTRIC LIMITED PARTNERSHIP
STATEMENTS OF INCOME
FOR THE YEAR ENDED DECEMBER 31
(In thousands)

                                             	1997		        	1996
Revenues                                  	$	128,322     	$	121,291

Operating expenses
	Depreciation                               		13,633       		13,660
	Operations and maintenance	                  	6,204        		6,309
	Property taxes	                              	1,686        		1,686
	Royalties                                  		10,107        		9,420
	General and administrative                  		1,757        		1,596
		Total operating expenses                  		33,387       		32,671

Operating income                            		94,935       		88,620

Interest expense	                           	(75,307)     		(72,907)
Investment income	                            	5,319	        	4,248
                                            --------       --------
Net income                                 	$	24,947      	$	19,961

CATALYST OLD RIVER HYDROELECTRIC LIMITED PARTNERSHIP
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31
(In thousands)
                                            		1997	          	1996
Cash flows provided by (used in)
	operations:
	Net income                               	$	24,947        	$	19,961
	Adjustments to reconcile net income
		to net cash provided by operating
		activities:
		Depreciation                             		13,633         		13,660
		Amortization of deferred financing
			costs	                                    	1,026          		1,366
		Changes in operating assets and
			liabilities:
			Accounts receivable	                      	5,032         		(3,713)
			Prepaid expenses and other current
				assets	                                    	(79)           		(26)
			Accrued levelized revenue	              	(59,515)        	(61,414)
			Accounts payable and other current
				liabilities                             		2,124	          	1,817
			Accrued levelized royalty expense        		6,494	          	6,427
			Finance debt obligation	                 	24,220	         	22,422
			Other noncurrent operating assets
				and liabilities                       		(16,956)	         	4,199
                                            -------           ------
Net cash provided by operating activities	     	926           	4,699

Cash flow used in investing activities
	relating to plant, property, and
	equipment	                                 	(1,590)	        	(1,164)

Cash flows provided by (used in) financing
	activities:
Sale and leaseback escrowed proceedsreleased   	778           	6,956
Funding of escrow reserves	                     	-         		(10,791)
Net cash provided by (used in) financing    -------          --------
activities	                                    	778          	(3,835)

Net increase (decrease) in cash and cash
	equivalents	                                  	114           		(300)
Cash and cash equivalents at beginning
	of the period	                              	4,004          		4,304
Cash and cash equivalents at end of
	period	                                    	$4,118     	     $4,004

See accompanying notes to the financial statements

CATALYST OLD RIVER HYDROELECTRIC LIMITED PARTNERSHIP
STATEMENTS OF PARTNERS' CAPITAL
(In thousands)

Balances, December 31, 1995               	$	60,775

Net income                                 		19,961

Balances, December 31, 1996	                	80,736

Net income                                 		24,947

Balances, December 31, 1997               $	105,683


See accompanying notes to the financial statements


1.	Organization

Catalyst Old River Hydroelectric Limited Partnership (the "Partnership") is a Louisiana limited partnership. The Partnership was formed to develop, construct and operate a 192 megawatt hydroelectric generating facility (the "Project") on a site of approximately 1,100 acres on the Mississippi River near the Town of Vidalia, Louisiana ("Vidalia"). The Partnership has two partners, Catalyst Vidalia Corporation ("CVC"), as the general partner, and Dominion Capital, Inc. ("DCI"), as the limited partner, (collectively the "Partners") and each have an undivided 50% interest in the Partnership.

On August 25, 1990, the Partnership sold its interests in the Project to certain institutional investors and concurrently leased back such property from the investors. In connection with the sale and leaseback transaction, certain sales proceeds were deposited with an independent collateral agent for the purposes of providing for, among other things, future lease payments, construction completion, dredging costs and construction contractor bonus.

The sale and leaseback is being accounted for using the financing method in accordance with Statement of Financial Accounting
Standards No. 66 "Accounting for Sales of Real Estate" and
Statement of Financial Accounting Standards No. 98 "Accounting for Leases".

2.	Summary of Significant Accounting Policies

	Revenue and Royalty Expense Recognition

The Partnership records revenue from the sale of electric power using a method of accounting which produces a levelized rate per kilowatt hour ("Kwh"). This levelized rate is applied to actual net annual energy output over the life of the power sales contracts, with an adjustment for the time value of money at 9.25%. Revenue in the accompanying statements of operations for 1997 and 1996 includes approximately $28.2 million and $23.1 million, respectively, of interest income derived on an annual basis to reflect the time value of money.

The power sales contracts provide for predetermined fixed rates and as such, the levelized basis results in a difference between revenue recognized and revenue collected. This difference is recorded as accrued levelized revenue and will accumulate until such time as the contract rate exceeds the levelized rate. At that point, the accrued levelized revenue will be reduced by the excess of revenue collected over levelized revenue recognized (See Note 5).

Pursuant to the Amended and Restated Project Development Agreement (the "PDA") with Vidalia, the Partnership is required to make royalty payments to Vidalia at predetermined fixed percentages of net power sales over the term of the power sales contracts. As with revenue recognition, the Partnership records royalty expense using a method of accounting which produces a levelized rate. This levelized rate is applied to levelized revenue, with an adjustment for the time value of money at 9.25%. Royalty expense in the accompanying statements of operations for 1997 and 1996 includes approximately $3.2 million and $2.6 million, respectively, of interest expense derived on an annual basis to reflect the time value of money. The levelized basis results in a difference between the royalties due pursuant to the PDA and royalty expense recognized. This difference is recorded as accrued levelized royalty expense and will accumulate until royalties due pursuant to the PDA exceed levelized royalty expense. At that point, the accrued levelized royalty expense will be reduced by the excess of amounts paid over levelized royalty expense recognized (See Note 5).

	Cash and Cash Equivalents

Included in cash and cash equivalents are temporary cash investments which represent short-term, highly liquid investments with maturities of 90 days or less, when purchased. The carrying amount on the accompanying balance sheets approximates its fair value.

	Plant, Property and Equipment

Plant, property and equipment is carried at cost net of accumulated depreciation. Depreciation is computed using the straight-line method based upon useful lives ranging from 5 to 41 years.

All renewals and betterments are capitalized. Maintenance and repair costs are expensed as incurred.

	Deferred Financing Costs

Deferred financing costs are carried at cost net of accumulated amortization. Deferred financing costs are being amortized using the interest method, over the total lease term of 41 years.

	Income Taxes

Income or loss of the Partnership for income tax purposes is includable in the tax returns of the Partners. Accordingly, no recognition has been given to income taxes in the accompanying financial statements.

	FERC Regulation

The Project is operated pursuant to a license issued by the Federal Energy Regulatory Commission ("FERC"), and is subject to regulation by the FERC. However, the rates contained in the power sales contracts, have been previously established by contract and approved by the FERC. In addition, the FERC license includes a provision, effective after 20 years of operations under the license, that may result in a restriction of dividend distributions from retained earnings. The restriction is calculated as one-half of earnings in excess of a specified rate of return based upon the net investment in the Project. For the purpose of this provision, the specified rate of return is equivalent to the average annual interest rate on U.S. Treasury obligations adjusted to a 10 year constant maturity plus 4%. Management's intention is to seek a waiver from this provision, on the basis that this provision only applies to suppliers of energy that are subject to rate making procedures based on cost of service.



	Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of contract revenue and expenses during the reporting periods. However, due to uncertainties in the estimation process, actual results could differ from those estimates.

3.	Sale and Leaseback of the Project

Under the terms of the sale and leaseback transaction, the initial lease term is 30 years, however, the lease agreement includes two renewal options; a fixed rate renewal option, and periodic fair market renewal options. The lease also includes periodic purchase options which are based upon the Project's fair market value. Minimum lease payments vary over the initial lease term in accordance with the cash flows associated with the power sales contracts. It is management's current opinion that the fixed rate renewal option will be exercised through the end of the power sales contracts, and that the other options will not be exercised. Such fixed rate renewal option payments are approximately $49.5 million annually.

The initial finance debt obligation represented the proceeds from the sale and leaseback transaction. The finance debt obligation will be repaid over the term of the lease and the fixed rate renewal periods. The annual lease payments are made on a semi-annual basis and will range from approximately $49.0 million to $116.0 million. During both 1997 and 1996, the lease payments totaled approximately $49.0 million. The imputed interest rate on the finance debt obligation is approximately 10.3%. Due to the unequal lease payment amounts, the finance debt obligation, on the accompanying balance sheets, increases through the year 2005 as the annual payments are less than the annual accrued interest. The excess of the interest expense over the annual lease payments is recorded as an addition to the finance debt obligation. It is management's opinion that it is impracticable to fair value this financial instrument due to the Project's power sales contracts, royalty agreement, and the Project's overall uniqueness. However, since the project's inception, long-term interest rates have declined.

All revenues from the Project are contractually required to be deposited into a series of trust accounts administered by an independent collateral agent pursuant to the disbursement agreement which provides for, among other things, the disbursement of funds for Project operations and maintenance costs, lease and royalty payments. Under the terms of the disbursement agreement, on each May 1 (Partners' distribution date), cash in the Partners' lessee account will be distributed to the Partners when there is no outstanding Trigger Event or Special Trigger Event (the "Events"), as those terms are defined in the sale and leaseback documents. The occurrence of an Event traps all or part of the available Partnership lessee account cash in escrow accounts until the applicable Event is cured. The Events include, among other things, not meeting the required lease coverage ratio, and drawing the lease reserve accounts below specified levels in order to pay the semi-annual lease payment. The lease coverage ratio, which is calculated as the ratio of cumulative net cash generated by the Project to the cumulative lease payments reduced by scheduled releases from the coverage lease reserve account, for specified prior and future periods, must be at least 1.2 to 1 through December 31, 2000 and
1.25 to 1 thereafter.

As a result of outstanding Events as of May 1, 1997 and 1996, no distributions were made to the Partners on those dates. As of December 31, 1997, there are no outstanding Events. Unless an Event occurs prior to May 1, 1998, a distribution is expected to be made to the Partners on that date.

The cash reserves are included in both cash escrowed for current liabilities and cash held in escrow including accrued interest thereon on the accompanying balance sheets. Investment income earned on these funds also remains in escrow until released under specified provisions of the sale and leaseback documents.



The following is a schedule of future minimum lease payments due under the above lease at December 31, 1997 (in thousands):

                   1998   	   	52,103
                   1999      		61,674
                   2000	      	68,274
                   2001	      	71,639
                   2002      		74,912
 Thereafter (2002-2031)	   	2,218,344
                            ---------
               Subtotal	   	2,546,946
Less portion representing
	interest	                 	1,806,509
Present value of future     ---------
	minimum lease payments    	$	740,437

In connection with the sale and leaseback transaction, the Partnership has agreed to indemnify the lessors, under certain circumstances, in the event of the lessors' loss of certain tax benefits associated with the Project (See Note 7).

4.	Plant, Property and Equipment

Plant, property and equipment is summarized as follows (in thousands):

    			                                                   	Estimated Useful
                                 			1997	      		1996          	Lif

Land and land improvements     	$	131,252   	$	131,252        	41 years
Power plant structure	           	257,967     	257,967        	41 years
Machinery, equipment,
	and furniture                  		162,490	    	160,906       	5-41 years
                                  -------      -------
		                               	551,709    		550,125
Less accumulated
	depreciation	                    	93,847     		80,220
                                  -------      -------
                              		$	457,862    $	469,905
                                  =======      =======



5.	Power Sales Contracts and Royalty Agreement

The Project's electrical power output is sold to Entergy ("Entergy"), formerly known as Louisiana Power and Light Company, and Vidalia at fixed annual rates, pursuant to contracts (the "Contracts") approved by the FERC and the Louisiana Public Service Commission. The Contracts expire on December 31, 2031, simultaneously with the expiration of the FERC license. During 1997 and 1996, 94% of the Project's electrical power was sold to Entergy and the remaining 6% was sold to Vidalia.

The Contract rates are fixed and increase incrementally commencing in 1997. For 1997 and 1996 the rates were $0.075 per Kwh and $0.065 per Kwh, respectively. The rate increases incrementally to $0.205 per Kwh in 2010 through 2013 and subsequently decreases to $0.175 per Kwh in 2014 through 2016 and then to $0.150 per Kwh in 2017 through 2031.

Pursuant to the PDA, royalties are due to Vidalia based upon net power sales. The royalty rate was 5.25% of power sales for 1997 and was 5% for 1996. The rate increases incrementally to 11.60% in 2021, and to 20.0% in 2022 through 2031.

In connection with the PDA, the Partnership has effectively guaranteed the timely payment of royalties through August 24, 1998 (the "Guaranty"). Under this guaranty, the Partnership has agreed to make $7.5 million available to Vidalia in the form of "Accelerated Royalties".

As of December 31, 1997 , the Partnership has paid to Vidalia $4.5 million in Accelerated Royalties, comprised of $.6 million in Supplemental Royalties and $3.9 million in Advance Royalties (as those terms are defined in the sale and leaseback documents). Pursuant to the Guaranty, the Partnership can be required to provide up to an additional $3.0 million in Accelerated Royalties through August 24, 1998.

6.	Low Water Flow Revolving Credit Facility

The Partnership has a $24.0 million Low Water Flow Revolving Credit Facility (the "Facility") with a bank (the "Low Flow Lender") that expires on November 1, 2002. This Facility can only be used when certain low water flow conditions exist and can only be used to supplement cash flows needed to pay amounts due under the lease agreement. The Facility bears interest at one of three options, and there is an annual commitment fee of 0.6% on the unused Facility amount.

During 1996, when the previous Facility expired and before the new Facility was obtained, excess cash of approximately $1.2 million was funded to the low flow reserve account in accordance with the terms of the sale and leaseback transaction. With the new Facility in place the $1.2 million in the low flow reserve account will be transferred to the Partnership once certain conditions are met under the terms of the sale and leaseback documents.

7.	Potential Tax Indemnification

During September 1994 one of the Project's four Owner Participants ("the OP") notified the Partnership that it had received a Notice of Proposed Adjustment ("NOPA") from the Internal Revenue Service ("IRS"). The NOPA asserts that the difference between the Partnership's tax basis in the Project prior to the 1990 sale and leaseback transaction and the purchase price paid by the OP as part of that transaction is not five year ACRS property and this difference (approximately $98 million for all four OP's) should be depreciated over 20 years instead of 5 years. Under terms of a Tax Indemnification Agreement, the Partnership would be liable to compensate the OP for its total after-tax cash flow loss that would result from the loss of the five year ACRS depreciation, including interest and penalties attributable to any assessment, as well as all reasonable costs incurred by the OP in contesting the NOPA.

Receipt of the NOPA notification from the OP is a Trigger Event and would reduce future Partner Distributions by the potential indemnity payment that would be paid by the Partnership if the NOPA was upheld.

On August 20, 1997, the OP that received the NOPA notified the Partnership that, in a letter they received from the IRS dated July 22, 1997, the IRS conceded the above discussed tax depreciation issue in favor of the OP. As a result, the above described Trigger Event was effectively cured as of July 22, 1997.

8.	Related Party Transactions

During 1997 and 1996, CVC received approximately $355,000 and $339,000, and DCI received $45,000 and $44,000 respectively, as partial reimbursements of their direct and indirect costs incurred in connection with their Partnership duties and responsibilities. As of December 31, 1997, the Partnership had a $5.0 million and $1.1 million accrued liability to CVC and DCI, respectively, for unpaid costs.

Louisiana Hydro Electric Capital Corporation, a wholly-owned subsidiary of DCI, owns a 9.93% undivided interest in the Project which it purchased in 1990 for $62.9 million as a lessor in connection with the sale and leaseback transaction discussed in
Note 1.

CATALYST VIDALIA CORPORATION
BALANCE SHEETS
(In thousands)
Unaudited


                                         	December 31,       	December 31
                                            		1997	            		1996
ASSETS
Cash and cash equivalents                     	$	87              $	183
Prepaid franchise taxes and other
	current assets                               		-                 		67
Investment in CORHLP	                        	48,819	          	34,345
Management fee receivable, including
	accrued interest - CORHLP                   		4,996           		3,656
Note receivable-parent company	               	9,801	           	9,801
Advances to parent company	                  	77,762          		77,308
                                             -------           -------
		Total assets                            	$	139,465        	$	125,360

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:
	Accounts payable and accrued expenses         	$	-              	 $	11
	Intercompany payable to TCG, Inc.             		603              		536
	Management fee payable, including
		accrued interest - parent company         		11,483            		4,791
	Income taxes payable-parent company        		27,115	           	24,182
		Total liabilities                         		39,201           		29,520

Stockholder's equity:
	Common stock		-		-
	Additional paid-in capital                 		77,350           		77,350
	Retained earnings	                          	22,914	           	18,490
		Total stockholder's equity               		100,264           		95,840
		Total liabilities and stockholders         -------            -------
			equity                                 	$	139,465         	$ 125,360


CATALYST VIDALIA CORPORATION
STATEMENTS OF OPERATIONS
(In thousands)
Unaudited

                                                  	Year Ended
                                                 	 December 31
	                                            	1997	        		1996
Revenues:
	Equity interest in operating results
		of CORHLP                               	$	12,474       	$	9,980
	Management fee including accrued
		interest - CORHLP	                         	1,696        		1,525
	Other income - tax refunds	                   	112           		98
		Total Revenues                            	14,282       		11,603

Expenses:
	General and administrative	                   	217          		267
	Management fee including accrued
		interest - parent company	                 	6,692        		1,525
                                         					6,909	        	1,792

Pre tax income                              		7,373        		9,811

Tax provision	                              	(2,949)      		(3,924)
                                            --------       --------
Net income                                 	$	4,424       	$	5,887


CATALYST VIDALIA CORPORATION
STATEMENTS OF CASH FLOWS
(In thousands)
Unaudited

                                               	Year Ended
		                                              December 31
	                                            	1997	      		1996
Cash flows provided by (used in)
	operations:
	Net income	                                $	4,424     	$	5,887
	Adjustments to reconcile net income
		to net cash provided by (used in)
		operating activities:
		Equity interest in operating
			results of CORHLP	                      	(12,474)	    	(9,980)
		Changes in operating assets and
			liabilities:
			Management fee receivable
				from CORHLP	                            	(1,340)	    	(1,182)
			Management fee payable to
				parent company	                          	6,692	      	1,526
			Advances to parent company                		(454)       		(80)
			Other operating assets and
				liabilities, net	                           	12	         	46
			Income taxes - parent company	            	2,933       	3,878
Net cash provided by (used in)                -----        -----
	operating activities	                         	(96)	        	95

Net increase (decrease) in cash and
	cash equivalents                             		(96)        		95
Cash and cash equivalents beginning
	of the period                                		183         		88
Cash and cash equivalents at end
	of period                                    	$	87       	$	183


CATALYST VIDALIA CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
(In thousands)
Unaudited
		                                      	  Additional
                          	Shares	          	Paid
 	                       of Common	 Common    in       Retained
	                         	Stock		 	Stock			Capital	   Earnings   Total

Balance December 31, 1995  	10     	 $	-  	$	77,350    $12,603   $89,953

Net income                                               5,887     5,887

Balance December 31, 1996	 	10       		-	   	77,350     18,490    95,840

Net income                                               4,424     4,424

Balance December 31, 1997	 	10      	$	-  	$	77,350    $22,914  $100,264



CATALYST VIDALIA HOLDING CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(In thousands)
Unaudited


                                       	December 31,    	December 31
                                           	1997          			1996
ASSETS
Cash and cash equivalents                   	$	94            $	230
Prepaid franchise taxes and other
	current assets	                              	18          		1,131
Note Receivable	                             	721	            	656
Investment in CORHLP	                    	148,523        		136,049
Management fee receivable - CORHLP	        	4,996          		3,656
                                          -------          -------
		Total assets                         	$	154,352        $ 141,722

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:
	Accounts payable and accrued expenses 	$     	44       	$     	29
	Management fee payable	                   	1,600	          	1,250
	Deferred income tax liability	           	11,493	          	3,839
		Total liabilities	                      	13,137          		5,118

Stockholder's equity:
	Common stock		-		-
	Participating preferred stock	              	134	            	134
	Additional paid-in capital	             	132,894        		132,894
	Retained earnings	                        	8,187          		3,576
		Total stockholder's equity            		141,215        		136,604
		Total liabilities and stockholders      -------          -------
			equity                              	$	154,352       	$	141,722




CATALYST VIDALIA HOLDING CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands)
Unaudited

                                                	Year Ended
		                                              December 31
	                                           	1997         		1996
Revenues:
	Equity interest in operating
		results of CORHLP                      	$	12,474        	$	9,980
	Management fee including accrued
		interest - CORHLP	                        	1,696          	1,525
	Management fee - Lincorp/VCH(1996)           		35	           	315
	Investment income	                            	65	           	167
	Other income - tax refunds	                  	112            		-
	 Total Revenue                         				14,382	        	11,987

Expenses:
	General and administrative	                	1,686         		1,164
	Writedown of investment in CORHLP	            	-	         	10,238
	Deferred tax consolidation reversal
		expense	                                  	4,660           		-
	Management consulting fees	                  	350	           	340
  Total Expenses                        					6,696        		11,742

Pre tax income	                             	7,686           		245

Tax provision	                             	(3,075)          		(98)
                                           -------          -------
Net income                                	$	4,611          	$	147
                                           =======          =======


CATALYST VIDALIA HOLDING CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)
Unaudited

                                                	Year Ended
		                                               December 31
                                           	1997	          		1996
Cash flows provided by (used in)
	operations:
	Net income	                              $	4,611           	$	147
	Deferred income taxes	                    	7,654           		(533)
	Adjustments to reconcile net income
		to net cash provided by (used in)
		operating activities:
		Equity interest in operating
			results of CORHLP	                    	(12,474)        		(9,980)
		Changes in operating assets
			and liabilities:
			Prepaid franchise taxes and
				other current assets                  		1,113         		10,238
			Interest receivable	                      	(65)            		-
			Management fee receivable
			Payable to related party	              	(1,340)          		(759)
			Investment write-down	                     	-          		(1,182)
			Operating liabilities	                     	-	          	(2,221)
                                           -------          -------
Net cash used in operating activities	       	365            		359

Net decrease in cash and cash equivalents  		(136)        		(3,931)
Cash and cash equivalents beginning
	of the period	                               	230	          	4,161
Cash and cash equivalents at end of
	period	                                     	$	94           	$	230


CATALYST VIDALIA HOLDING CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
(In thousands, except share data)
Unaudited

                        		Shares            Shares of
                            of             Participating            Additional
                         	Common	  Common	  Preferred    Preferred     Paid
 	                       	Stock	   	Stock	  		Stock	       Stock    In Capital

Balance December 31, 1995	1,000    	$	-	     	133,593     $  134    $ 132,894

Net income

Balance December 31, 1996	1,000	     	-	     	133,593        134      132,894

Net income

Balance December 31, 1997	1,000    	$	-	     	133,593        134      132,894




CATALYST VIDALIA HOLDING CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY (continued)
(In thousands, except share data)
Unaudited


                          	Retained
	                         	Earnings	    		Total

Balance December 31, 1995  	$	3,429     	$	136,457

Net income	                    	147	          	147

Balance December 31, 1996	   	3,576 	     	136,604

Net income	                  	4,611	        	4,611

Balance December 31, 1997  	$	8,187     	$	141,215




CATALYST VIDALIA HOLDING CORPORATION
CATALYST VIDALIA CORPORATION
CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 1997
(Dollars in Thousands)


                                   		  	CVC       			CVHC
Cash	                                   	87           		7

Accounts receivable:
	Management fee, including
		accrued interest	                  	4,996       		6,487
	Other receivable	                       -          			18
	Note Receivable			                      -           	721
	Receivable from TCG, Inc.			            -           	387
	CVC accrued management
		fee receivable			                      -         	4,996

Investment:
	CORHLP	                            	46,819           -
	CVC			                                  -       	139,859

Deferred income tax benefits:
	Federal
	State

Intercompany note	                   	9,801	       (9,801)
Intercompany account	               	77,762     		(13,758)
                                    -------       -------
Total Assets                    				139,465     		128,916
                                    =======       =======

CATALYST VIDALIA HOLDING CORPORATION
CATALYST VIDALIA CORPORATION
CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 1997 (continued)
(Dollars in Thousands)



                           	Consolidated entries		     	Consol-
		                         	Debit	       		Credit		    	idated
Cash 	                                                 					94

Accounts receivable:
	Management fee, including
		accrued interest		                      		6,487	      	4,996
	Other receivable		                                     				18
	Note Receivable		                                     				721
	Receivable from TCG, Inc.			                	387         		-
	CVC accrued management
		fee receivable			                        	4,996         		-

Investment:
	CORHLP	                   	111,942	      	10,238	    	148,523
	CVC	                       	19,516	     	159,375         		-

Deferred income tax benefits:
	Federal	                    	4,809	       	4,809	         	-
	State	                      	1,182       		1,182         		-

Intercompany note					                                     	-
Intercompany account			                   	64,004         		-
                            -------       -------      -------
Total Assets            				137,449     		251,478    		154,352
                            =======       =======      =======

CATALYST VIDALIA HOLDING CORPORATION
CATALYST VIDALIA CORPORATION
CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 1997 (continued)
(Dollars in Thousands)



                                     			CVC		       	CVHC
Related party payable -
	TCG, Inc.	                            	603	         	(172)
CVHC accrued management
	fee payable                        		4,996	            -
Accounts payable and
	management fees	                    	6,487	        	1,600
Federal and state income
	taxes payable - I/C	                  	100	        	4,187
Deferred income taxes
	payable:
Federal and State	                  	27,015        		4,236
                                    -------        -------
Total liabilities	                  	39,201          9,851

Common stock
Participating preferred
	stock			                                -            	134
Additional paid-in capital	         	77,350      		132,894
Retained earnings -pre
	November 5, 1991	                   	1,431             -
Retained earnings - post
	November 5, 1991	                  	21,483	      	(13,963)
                                    -------        -------
	                                 		100,264	      	119,065
Total liabilities and               -------        -------
	stockholders equity	              	139,465	      	128,916
                                    =======        =======

CATALYST VIDALIA HOLDING CORPORATION
CATALYST VIDALIA CORPORATION
CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 1997 (continued)
(Dollars in Thousands)



                             			Consolidated entries		     	Consol-
		                             	Debit		      	Credit	     		idated
Related party payable -
	TCG, Inc.	                      	387		                       		44
CVHC accrued management
	fee payable	                  	4,996                        				-
Accounts payable and
	management fees	              	6,487	                    			1,600
Federal and state income
	taxes payable - I/C	         	18,614	        	14,327	          	-
Deferred income taxes
	payable:
Federal and State	            	22,931	         	3,173     		11,493
                              -------         -------      -------
Total liabilities	            	53,415	        	17,500	     	13,137

Common stock                                                     -
Participating preferred
	stock					                                                    134
Additional paid-in capital     77,350                      132,894
Retained earnings -pre
	November 5, 1991	            	 1,431                  		        -
Retained earnings - post
	November 5, 1991	             33,215          33,882        8,187
                              -------         -------      -------
                             	111,996         	33,882    		141,215
                              -------         -------      -------
Total liabilities and
	stockholders equity	        	165,411	        	51,382	    	154,352
                              =======         =======      ========



CATALYST VIDALIA HOLDING CORPORATION
CATALYST VIDALIA CORPORATION
CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE QUARTER ENDED DECEMBER 31, 1997
(Dollars in Thousands)


                                     			CVC        	 	CVHC
Revenue

Equity interest in operating
	results-
	Catalyst Old River
		Hydroelectric Ltd. Ptr.	          	12,474             -
	Catalyst Vidalia Corporation		           -         	4,424
Management fee, incl. int.-
	CORHLP	                             	1,696	            -
Management fee - CVC		                    -        		1,696
Management fee - Lincorp			               -            	35
Interest income - other			                -            	65
Other		112
Accrued management fee - CVC            		-	        	4,996
                                    -------        -------
Total Revenue                   			 	14,282       		11,216

Expenses
General and administrative	            	217	        	1,017
Management consulting fees	          	1,696	          	350
Deferred tax consolidation
	true-up exp.			                         -          	4,660
Accrued management fee - CVHC	       	4,996             -
Deferred compensation expense	          	-	           	452
                                    -------        -------
Total Expenses                    				6,909	        	6,479

Pretax income (loss)	                	7,373        		4,737

Tax (provision) benefit	            	(2,949)	           	-
                                    -------         ------
Net income (loss)	                   	4,424	        	4,737
                                    =======         ======


CATALYST VIDALIA HOLDING CORPORATION
CATALYST VIDALIA CORPORATION
CONSOLIDATING STATEMENT OF OPERATIONS (continued)
FOR THE QUARTER ENDED DECEMBER 31, 1997
(Dollars in Thousands)


                              			Consolidated entries	    		Consol-
		                              	Debit         	Credit		   	idated
Revenue

Equity interest in operating
	results-
	Catalyst Old River
		Hydroelectric Ltd. Ptr.					                              	12,474
	Catalyst Vidalia Corporation    	4,424	                       			-
Management fee, incl. int.-
	CORHLP					                                                 	1,696
Management fee - CVC            		1,696	                       			-
Management fee - Lincorp					                                   	35
Interest income - other					                                    	65
Other					                                                     	112
Accrued management fee - CVC	    	4,996	                       			-
                                -------          ------     -------
Total Revenue                				11,116             		-     	14,382

Expenses
General and administrative			                              			1,234
Management consulting fees		                     		1,696	      	350
Deferred tax consolidation
	true-up exp.	                                               	4,660
Accrued management fee - CVHC			                  	4,996        		-
Deferred compensation expense					                             	452
                                -------          -------    -------
Total expenses                    		 -            	6,692    		6,696

Pretax income (loss)	           	11,116	          	6,692	    	7,686

Tax (provision) benefit	         	3,075	          	2,949	   	(3,075)
                                -------          -------    -------
Net income (loss)	              	14,191	          	9,641	    	4,611
                                =======          =======    =======

CVHC
Consolidating Journal Entries
(000's)
12/31/97
                                        DEBIT     CREDIT
1.*	Retained Earnings             	    18,006
	Investment in CVC               	               	18,006

	Reverse CVHC's equity pick-up of CVC
	11/5/91 - 12/31/96

1a.	Equity pick-up of CVC        	      4,424
	Investment in CVC		                               4,424

	Reverse CVHC's equity pick-up
	of CVC 1/1 - 12/31/97

2.	Management fee income-CVHC      	    1,696
	Management fee expense - CVC	                    	1,696

	Offset CVC management fee expense
	against CVHC management fee income
	1/1 - 12/31/97

3.Provision for Taxes                  3,075
	Retained Earnings                        98
	 	Deferred Taxes Payable	                       	3,173

	Record Top Side Tax Provision for
	1/1 to 12/31/97

*	Historical

4.	Management fee payable            	6,487
	Management fee receivable	                    	6,487

	Reverse CVC's management fee payable
	to CVHC against CVHC's management fee
	receivable from CVC


5*	Investment in CORHLP            	111,942
	Federal income taxes payable-
	I/C account                        	10,338
	Additional paid in capital         	77,350
	Retained earnings pre 11/15/91      	1,431
	Deferred FIT receivable	                       	112
	I/C account	                                	64,004
	Investment in CVC	                    	     136,945

	Record original investment elimination
	and purchase price accounting as of
	11/5/91

6.	Retained earnings post 11/5/91    4,550
	1997 consolidating P/L entries		             4,550

	Record 1997 P/L consolidating
	entries against retained earnings

*	Historical

7.	Deferred Taxes Payable-Current   2,949
	Tax Provision	                             	2,949

	Eliminate Effect of CVC Taxes Payable

8.	Intercompany Payable-TCG           387
	Receivable from TCG, Inc.	                   	387

	To offset the receivable against
	the payable

9. Retained Earnings             	10,238
	Investment in CORHLP	                    	10,238

	To lower investment basis in
	CORHLP to correct amount

10.	Investment in CVC            	19,516
	Retained Earnings	                       	19,516

	To reverse book entry for
	consolidation

11.	FIT Payable - I/C account     	7,316
	Retained Earnings	                        	7,019
	Deferred FIT receivable	                    	241
	Deferred State tax receivable	               	56
	DIT payable-Federal I/C acct      3,101
	DIT payable - State I/C account    	322
	Retained Earnings	                        	3,423
	Federal income taxes payable -
		I/C account                       	775
	State income taxes payable -
		I/C account                       	185
	Deferred FIT receivable	                    	775
	Deferred State receivable	                  	185
	Deferred tax asset - FIT         	4,809
	Deferred tax asset - State      	 1,182
	Deferred tax liability - FIT       	629
	Deferred tax liability - State     	161
	Retained earnings post 11/5/91     	323
	Income taxes payable - I/C	               	7,104
	Deferred Tax Provision - 1996    	3,924
	Retained Earnings	                        	3,924
	Deferred income Tax Payable	      4,622
	Deferred income Tax Receiv- Fed.    	     	3,681
	Deferred income Tax Receiv- State           	941
To consolidate prior consolidation
	entries 3,4,7,8,10,11

12.	Deferred income Taxes         	7,223
	Income Taxes Payable	                     	7,223

	To Zero Out income tax payable

12a.	Accrued management fee - CVC 	4,996
	CVHC accrued management fee
		payable	                         4,996
	CVC accrued management fee
		receivable	                              	4,996
	Accrued management fee - CVHC            		4,996

	To eliminate intercompany
	management fee accrual
